EXHIBIT 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

TIMKENSTEEL CORPORATION

FIRST

The name of the corporation is TIMKENSTEEL CORPORATION (the “Corporation”).

SECOND

The Corporation’s principal office in the State of Ohio is located in Canton in Stark County.

THIRD

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be formed under Sections 1701.01 to 1701.98, inclusive, of the Ohio Revised Code Annotated.

FOURTH

A. Authorized Capital Stock. The Corporation is authorized to issue 210,000,000 shares of capital stock, consisting of 10,000,000 shares of Preferred Stock, without par value, and 200,000,000 shares of Common Stock, without par value.

B. Preferred Stock. The Board of Directors shall have authority to issue Preferred Stock from time to time in one or more series. The authority of the Board of Directors with respect to each such series will include, without limiting the generality of the foregoing, the determination of any or all of the following:

(a)	the designation and authorized number of shares of each series;

(b)	the voting rights, and whether such voting rights are full, limited, or denied, except as otherwise required by law;

(c)	the redemption rights, if any, including the redemption price;

(d)	whether dividends, if any, will be cumulative or noncumulative, the dividend rate, amount, or proportion of such series, and the preferences of dividends on such series;

(e)	the liquidation rights of such series, including the liquidation price and preferences;

(f)	the conversion rights, including statements for the protection of such rights, but without limiting the generality of such authority: the restriction of additional shares; provisions adjusting the conversion price; provisions concerning rights in the event of reorganization, merger, consolidation or exchange of the assets; provisions for the reservation of authorized but unissued shares; and restrictions of dividends or distributions;

(g)	the provisions, if any, of a sinking fund applicable to such series, which may require the Corporation to provide a sinking fund out of earnings or for the purchase or redemption of the shares or for the dividends or distributions on the shares;

(h)	the pre-emptive rights, if any, including the denial or limitation of such rights;

(i)	any other relative, participating, optional or other special powers, preferences or rights and qualifications, limitations or restrictions thereof;

all as may be determined from time to time by the Board of Directors and stated or expressed in the amendment or amendments providing for the issuance of such Preferred Stock.

C. Common Stock. Subject to any Preferred Stock Designation (as hereinafter defined), the holders of shares of Common Stock shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders for each share of Common Stock held of record by such holder as of the record date for such meeting.

FIFTH

The Board of Directors may adopt an amendment to the articles. The Board of Directors shall be authorized hereby to exercise all powers now or hereafter permitted by law providing rights to the Board of Directors to adopt amendments to these Articles of Incorporation to fix or change the express terms of any unissued or treasury shares of any class whether with or without par value, including, without limiting the generality of the foregoing: division of such shares into series and the designation and authorized number of shares of each series; voting rights of such shares; dividend or distribution rate; dates of payment of dividends or distributions and the dates from which they are cumulative; liquidation price; redemption rights and price; sinking fund requirements; conversion rights; and restrictions on the issuance of shares of the same series or any other class or series; all as may be established by resolution of the Board of Directors from time to time (collectively, a “Preferred Stock Designation”). The Directors may adopt an amendment to eliminate from the articles all references to change of shares when amended articles change issued or unissued shares, but such an amendment must contain a statement of the number and par value of the shares of each class.

SIXTH

Except as may be provided in any Preferred Stock Designation, no holder of any shares of capital stock of the Corporation shall have any right to vote cumulatively in the election of directors.

SEVENTH

Except as may be provided in any Preferred Stock Designation, no holder of any shares of capital stock of the Corporation shall have any preemptive right to acquire any shares of unissued capital stock of any class or series, now or hereafter authorized, or any treasury shares or securities convertible into such shares or carrying a right to subscribe to or acquire such shares of capital stock.

EIGHTH

The Corporation may from time to time, pursuant to authorization by the Board of Directors and without action by the shareholders, purchase or otherwise acquire capital stock of the Corporation of any class or classes in such manner, upon such terms and in such amounts as the Board of Directors shall determine; subject, however, to such limitation or restriction, if any, as is contained in any Preferred Stock Designation at the time of such purchase or acquisition.

NINTH

A. The number of Directors constituting the Board of Directors shall be fixed from time to time by, or in the manner provided in, the Regulations of the Corporation, but in no case may the number of Directors be less than nine.

B. The Directors shall be divided into three classes, designated as Class I, Class II and Class III, each class consisting of not less than three Directors nor more than six Directors each (except as otherwise permitted by law). Each class shall consist, as nearly as may be possible, of one-third of the total number of Directors. Each class or Director of any class being elected at any election of Directors shall be separately elected. The directors first appointed to Class I will hold office for a term expiring at the annual meeting of shareholders to be held in 2015; the directors first appointed to Class II will hold office for a term expiring at the annual meeting of shareholders to be held in 2016; and the directors first appointed to Class III will hold office for a term expiring at the annual meeting of shareholders to be held in 2017, with the members of each class to hold office until their successors are elected and qualified. Except as otherwise provided in these Articles, a Director shall hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election and until his successor shall be elected and qualified, or until his earlier resignation, death or removal from office. Any increase or decrease in the number of Directors shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible.

C. Any vacancy or vacancies among the Directors may be filled by the Directors then in office. Any Director elected to fill a vacancy may be elected for the term remaining for the Directors of any class, provided that each class shall continue to consist of not less than three Directors and the number of Directors in each class shall continue to be as nearly equal as possible.

TENTH

Any and every statute of the State of Ohio hereafter enacted, whereby the rights, powers or privileges of corporations or of the shareholders of corporations organized under the laws of the State of Ohio are increased or diminished or in any way affected, or whereby effect is given to the action taken by any number, less than all, of the shareholders of any such corporation, shall apply to the Corporation and shall be binding not only upon the Corporation but upon every shareholder of the Corporation to the same extent as if such statute had been in force at the date of filing these Articles of Incorporation in the office of the Secretary of State of Ohio.